Filed by Steelcase Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject company: Steelcase Inc. Commission file number: 333-290205 EDITION 5 NOVEMBER 2025 Integration Insights Steelcase Organizational Updates As part of the integration process, certain organizational changes will take place within Steelcase’s leadership team to align structure and teams for the future post-close. These changes are part of the natural evolution that comes with bringing two strong organizations together, and are designed to provide stability to our people, customers, and dealers. The post-close structure is anchored in our three integration principles designed to ensure stability, alignment, and long-term success. These include protecting revenue streams and financial performance, driving a thoughtful and phased integration approach, and maintaining open communication and collaboration. Below outlines the structure that supports these guiding principles and positions the organization for continued strength. The following leadership structure will be effective at closing. As this is an initial leadership structure, we expect it to evolve over time. Allan, Dave, Steve, and Megan will report directly to Jeff Lorenger. Allan Smith will continue leading Americas Go-to-Market and Global Product functions, overseeing Sales in Americas; Global Brand & Communications; Research; Product Development; Engineering; and Design. Madelyn Hankins will continue in her role leading Americas Sales, Channel, and the GCC team, reporting to Allan. Terry Lenhardt will continue leading Marketing and Customer Verticals, reporting to Allan. Dave Sylvester will continue leading Finance and add oversight of Steelcase’s Europe, Middle East, and Africa (EMEA) and Asia Pacific (APAC) businesses to strengthen global alignment and explore and advance potential opportunities in these regions. Alessandro Centrone will continue leading EMEA, reporting to Dave. Peter Lewchanin will continue leading APAC, reporting to Dave. Steve Miller will continue leading IT, with an expanded focus on advancing digital capabilities and customer-centered experiences that make it easier to do business with Steelcase. Bryan Saum will lead IT operations, initiatives that support integration, and serve as liaison to HNI’s IT organization, reporting to Steve. Rob Poel will lead Digital Experiences, reporting to Steve. Megan Blazina will continue leading Legal and Strategy, including compliance and ESG initiatives, as the company moves into its next phase of integration. To align ESG under one leader, Kim Dabbs will begin reporting to Megan at close. Bob Krestakos will continue leading Operations and will report to Brandon Bullock, Chief Operating Officer, HNI. He will remain with Steelcase following close to oversee operational continuity and integration planning, and he will leave Steelcase in early 2026 after supporting the transition. We would like to thank the leaders who will be departing Steelcase for their many contributions, dedication, and leadership. We wish them all the best in their future endeavors and extend our appreciation for the impact they’ve made on the business and the people they’ve led. As part of this next chapter, two leadership transitions will occur at close: Sara Armbruster, President and CEO of Steelcase, will step aside at close. At that time, HNI Chairman, President and CEO Jeff Lorenger will lead the combined organization, as previously announced. Sara will continue to lead through close, working closely with Jeff and both leadership teams to ensure a smooth and successful transition. Sara has been part of the Steelcase team for nearly two decades and has led the company since 2021, championing transformation, innovation, and a deep focus on people and purpose. Donna Flynn, Vice President, Chief People Officer, will leave Steelcase at close. During her 14 years with the company, Donna has shaped Steelcase’s culture and leadership practices, and has helped embed Steelcase’s purpose into how people work and lead. Following her departure, Meagan Baker, Jill Dark, Tracy Kurti, and Stephanie TenElshof will report to Jennifer Petersen, Vice President, Member and Community Relations, HNI, and the Compensation and Benefits team will report to Kelly Livingston, Vice President, Benefits and Compensation, HNI.

HNI Steelcase EDITION 5 | NOVEMBER 2025

Across the Business

In this edition, we're highlighting recent earnings updates from HNI and Steelcase. These snapshots provide an overview of performance and momentum across our businesses and reflect the continued dedication of teams focused on serving customers, operating efficiently, and delivering results.

HNI Q3 Earnings Highlights

July - September 2025

In its third quarter results, HNI Corporation delivered organic net sales growth of 3% with 7% growth in earnings per share, both compared to the prior-year period. The Company reported non-GAAP operating margin of 10.8%, which was the highest 3rd quarter level on record.

The Workplace Furnishings segment delivered solid results with 6% operating earnings growth on a 3% organic increase in net sales, fueled by productivity gains and operating expense controls. Workplace Furnishings adjusted orders grew and backlog at quarter-end rose 7% compared to last year. Residential Building Products revenue held steady year-over-year as strategic growth initiatives offset declines in the broader housing market.

HNI continues to support a strong balance sheet and demonstrated financial discipline through $120 million of debt reduction during third quarter. Significant savings continue to emerge due to synergies from the Kimball International acquisition and the ramp-up of the Mexico manufacturing facility, which has expanded its seating production capacity.

Organic net sales grew 3% YoY	Order backlog grew 7%	$120 million debt reduction

Click or scan to read the report.

Steelcase Q2 Earnings Highlights

June - August 2025

Steelcase reported second-quarter results showing steady progress on its strategy and continued strength in key markets. Revenue grew 5% from the prior year, supported by solid performance in the Americas and growth in India and China. Orders increased 6% and adjusted operating income improved as the company managed costs and drove efficiency despite tariff-related pressures.

This period marked Steelcase's strongest financial performance in five years. The results reflect disciplined execution and the dedication of teams across the business, as Steelcase remains focused on sustaining strong performance and delivering meaningful value for customers and shareholders.

Revenue grew 5% YoY	Orders up 6%	Growth in Americas, India, and China

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Integration Update

HNI and Steelcase shareholder votes to approve the acquisition are scheduled for **December 5th**. Following the votes, the transaction will proceed towards closing.

Finance Cheat Sheet

Earnings Per Share (EPS)
A basic measure of profitability showing how much profit is earned for each share of stock, calculated according to standard accounting rules (GAAP).

GAAP
(Generally Accepted Accounting Principles) The official set of accounting rules companies follow to prepare financial reports. These rules keep reporting consistent, clear, and trustworthy.

Non-GAAP
Adjusted financial figures that exclude certain one-time or unusual items, helping to show the company's ongoing performance more clearly.

EBIT (Earnings Before Interest and Taxes)
Shows how much profit a company earns from its core operations before accounting for interest and taxes. It's a measure of how efficiently the business runs day to day.

Organic Growth
Sales growth that comes from the company's existing operations, not including acquisitions or divestitures.

Leadership Lens Get to know the Leadership Team Dave Bizak Vice President, Supply Chain Dave Bizak is leading the direct and indirect procurement workstream within the Integration Management Office and serves as Vice President, Supply Chain, Kimball International (KII) and Workplace Furnishings (WPF). He’s passionate about improving processes and helping teams work smarter through better data, planning, and sourcing. Dave has been with HNI since 2019 and brings a well-rounded perspective to his role, having previously held leadership positions in finance, merchandising, customer experience and other functional areas, giving him a deep understanding of how decisions connect across the organization. In this Q&A session with the leadership team, we connected with Dave Bizak and Derek Ludwig. They share their backgrounds, information about their focus in the IMO, and perspectives on bringing our companies together. Q: Can you tell readers about your role in the Integration Management Office (IMO)? A: In the Integration Management Office, my focus is on the direct and indirect procurement workstreams. We’ll work to ensure we have a clear, disciplined approach to how we evaluate processes, costs, and supplier relationships. Much of this work centers on identifying where there may be similarities or opportunities to learn from one another’s practices. It’s about preparing a thoughtful foundation so that, once the companies come together post-close, we’re positioned to make informed decisions that drive efficiency and long-term value. Q: What excites you most about the acquisition and what it means for both organizations? A: What stands out to me is the opportunity to learn from one another. Procurement is a function where collaboration can quickly translate into tangible value — through shared best practices, expanded supplier knowledge, and improved processes. I’m looking forward to the conversations and discoveries we will have throughout the process. I see this as a chance to create even more value for our customers, suppliers, and teams, by learning from one another and applying the best of both organizations post-close. Q: What have you learned about leading people through change that’s shaped your approach as a leader? A: Change is constant, but improvement comes from how we measure and manage it. I believe that you need good data to lead effectively through change. It’s what allows us to identify trends, spot challenges early, and adjust quickly. When teams can see progress in real numbers, it reinforces momentum and builds confidence in the direction we’re heading. Q: What’s one thing people might be surprised to learn about you? A: Outside of work, I’m a car enthusiast — I’ve collected and restored several antique and unique cars over the years. It’s a hobby that combines precision, patience, and problem-solving, which probably says a lot about how I think at work too. There’s something really satisfying about taking something apart, understanding how it works, and putting it back together even better than before.

EDITION 5 | NOVEMBER 2025 Leadership Lens Get to know the Leadership Team Derek Ludwig Vice President, Chief Procurement Officer Derek has 27+ years of experience in a variety of supply chain and operations roles, including 25 years at Steelcase. He currently leads the Steelcase Global Supply Management team in all three regions (the Americas, EMEA, and APAC) and across all spend types. He also oversees all operations for Steelcase’s AMQ brand. Derek has leadership experience representing all operations disciplines in activities such as M&A target evaluations, customer pricing, risk management, customer engagements, the tariff response team, and multiple global cost reduction initiatives. He looks forward to leveraging these experiences further with HNI and in his work with the IMO. In this Q&A session with the leadership team, we connected with Dave Bizak and Derek Ludwig. They share their backgrounds, information about their focus in the IMO, and perspectives on bringing our companies together. Q: Can you tell readers about your role in the Integration Management Office (IMO)? A: I am working within the IMO as part of the Procurement functional workstreams. The intent of our effort is to optimize our purchasing strategies and supplier relationships on behalf of the combined company post-close. Everything that we buy is in scope, from the parts that feed our plants, to the rates we pay for freight, to our opex-related indirect spend such as services and IT purchases. Cost synergies are expected to be a big part of our effort, but not the only thing. We will also work to ensure we account for all needs of the business from a supply perspective beyond cost as well, including assurance of strong supply performance (for both quality and timeliness), business continuity, risk mitigation and other factors. Ultimately this effort will not be limited to the Supply Chain or Supply Management teams alone. It will take the engagement of many different functions to truly maximize the benefits of this workstream, and we look forward to working with many across the organization to collectively realize those benefits post-close. Q: What excites you most about the acquisition and what it means for both organizations? A: What excites me most about a united HNI and Steelcase is the opportunity the combination provides for numerous synergies post-close. I mentioned some of the supply chain benefits already. Add the potential of leveraging our combined global production footprint and capabilities, broad distribution network, complementary product portfolios (and the list goes on) – all servicing our collective customer base. With so much experience and skill across the combined company, I look forward to the different ways we can learn from each other and become stronger together post-close. Q: What have you learned about leading people through change that’s shaped your approach as a leader? A: If there is one thing that people working in the supply chain space have learned to manage through over the course of the last five years, it is change. As a leader it is important to create clear goals with an aligned path for success. However, nothing is ever perfect. Ensuring your plans account for the unforeseen and have the agility necessary to adapt as environments change is critical for success as well. Solving tough problems together with teammates, communicating proactively and consistently, and celebrating successes along the way all make the efforts of change both exciting and fulfilling. Q: What’s one thing people might be surprised to learn about you? A: I have two children who are twins, one son and one daughter. They are both attending college now and are each paving their own path. My son is carrying on a bit of a family tradition however in attending Michigan State University. Not only did I attend Michigan State, but so did both of my parents, both of my brothers, and my wife as well. Go Green!

EDITION 5 | NOVEMBER 2025 Your Questions, Answered When we reference complementary markets as a benefit of the acquisition, what exactly do you mean? When discussing complementary markets, we are referring to how the two organizations’ core strengths align with different customer segments within the broader industry. Their operations span distinct geographies and dealer networks with minimal overlap. As a combined company post-close, we will be bringing together an expanded portfolio of brands, products, and solutions equipped to support a diverse customer base, ranging from small and medium businesses to large global organizations. What were the first steps during past integrations? What were the early wins? During the Kimball International (KII) integration, HNI established an Integration Management Office (IMO) with leaders from both organizations representing key functions. This structure helped both organizations stay aligned, make informed decisions, and identify early opportunities for improvement. Procurement was one of the first areas for quick wins —combining efforts to strengthen sourcing and realizing cost efficiencies. Logistics was another area where combined distribution network improvements increased speed and reduced total cost. In the years since, countless other synergies have emerged, from cross-functional talent moves and growth opportunities, to leveraging combined manufacturing capabilities, and continuous improvement in how we communicate and align as one organization. Steelcase’s most recent acquisition was HALCON in 2022, which focused on gaining leadership in the premium private office wood category and generating incremental value by combining forces to drive scale and expansion for the already-successful HALCON brand. While cost saving synergies were not the primary focus of that merger, great strides were made with purchasing leverage associated with common supplier contracts, saving over $200k annually within the first 3 months. The benefits have continued, including utilizing the combined product development expertise within Steelcase and HALCON to create product concepts that will drive growth for both brands as products are introduced in the future. What are HNI and Steelcase’s philosophies about learning and development? HNI and Steelcase both believe learning and development should be continuous and accessible to everyone, with similar philosophies centered on helping members and employees build the skills they need today while preparing for the opportunities of tomorrow. Both organizations emphasize practical, hands-on learning and encourages leaders to support growth through coaching, feedback, and real-world experiences that make development meaningful and lasting. Learning and development teams across the organizations play a key role in making this possible, delivering high-quality, relevant training and growth opportunities that support both individual and organizational success. Have a question? We’re listening. Scan the dedicated QR code to submit a question. Leadership teams will review questions from their respective members and employees. HNI Members Steelcase Employees

Forward-Looking Statements This communication contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, which involve risks and uncertainties. Any statements about HNI’s, Steelcase’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events and any other statements to the extent they are not statements of historical fact are forward-looking statements. Words, phrases or expressions such as “anticipate,” “believe,” “could,” “confident,” “continue,” “estimate,” “expect,” “forecast,” “hope,” “intend,” “likely,” “may,” “might,” “objective,” “plan,” “possible,” “potential,” “predict,” “project”, “target,” “trend” and similar words, phrases or expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are based on information available and assumptions made at the time the statements are made. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements about the benefits of the transaction between HNI and Steelcase (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. The following Transaction-related factors, among others, could cause actual results to differ materially from those expressed in or implied by forward-looking statements: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between HNI and Steelcase; the outcome of any legal proceedings that may be instituted against HNI or Steelcase; the possibility that the Transaction does not close when expected or at all because required shareholder approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that seeking or obtaining such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which HNI and Steelcase operate; any failure to promptly and effectively integrate the businesses of HNI and Steelcase; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of HNI’s or Steelcase’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the Transaction; the dilution caused by HNI’s issuance of additional shares of its capital stock in connection with the Transaction; and the diversion of management’s attention and time to the Transaction from ongoing business operations and opportunities. Additional important factors relating to Steelcase that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, competitive and general economic conditions domestically and internationally; acts of terrorism, war, governmental action, natural disasters, pandemics and other Force Majeure events; cyberattacks; changes in the legal and regulatory environment; changes in raw material, commodity and other input costs; currency fluctuations; changes in customer demand; and the other risks and contingencies detailed in Steelcase’s most recent Annual Report on Form 10-K and its other filings with the U.S. Securities and Exchange Commission (the “SEC”). Additional important factors relating to HNI that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, HNI’s ultimate realization of the anticipated benefits of the acquisition of Steelcase; disruptions in the global supply chain; the effects of prolonged periods of inflation and rising interest rates; labor shortages; the levels of office furniture needs and housing starts; overall demand for HNI’s products; general economic and market conditions in the United States and internationally; industry and competitive conditions; the consolidation and concentration of HNI’s customers; HNI’s reliance on its network of independent dealers; change in trade policy, including with respect to tariff levels; changes in raw material, component, or commodity pricing; market acceptance and demand for HNI’s new products; changing legal, regulatory, environmental, and healthcare conditions; the risks associated with international operations; the potential impact of product defects; the various restrictions on HNI’s financing activities; an inability to protect HNI’s intellectual property; cybersecurity threats, including those posed by potential ransomware attacks; impacts of tax legislation; and force majeure events outside HNI’s control, including those that may result from the effects of climate change, a description of which risks and uncertainties and additional risks and uncertainties can be found in HNI’s most recent Annual Report on Form 10-K and its other filings with the SEC. These factors are not necessarily all of the factors that could cause HNI’s, Steelcase’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any forward-looking statements. Other unknown or unpredictable factors also could harm HNI’s, Steelcase’s or the combined company’s results. All forward-looking statements attributable to HNI, Steelcase, or the combined company, or persons acting on HNI’s or Steelcase’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and HNI and Steelcase do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If HNI or Steelcase updates one or more forward-looking statements, no inference should be drawn that HNI or Steelcase will make additional updates with respect to those or other forward-looking statements. Further information regarding HNI, Steelcase and factors that could affect the forward-looking statements contained herein can be found in HNI’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC, and in Steelcase’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC. No Offer or Solicitation This communication is not an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Important Information and Where to Find It In connection with the Transaction, HNI has filed with the SEC a Registration Statement on Form S-4 (SEC File No. 333-290205) to register the shares of HNI common stock to be issued in connection with the Transaction. The Registration Statement includes a joint proxy statement of HNI and Steelcase that also constitutes a prospectus of HNI. The registration statement became effective on November 4, 2025, and the definitive joint proxy statement/prospectus has been sent to the shareholders of each of HNI and Steelcase. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING HNI, STEELCASE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HNI or Steelcase through the website maintained by the SEC at http://www.sec.gov or from HNI at its website, www.hnicorp.com, or from Steelcase at its website, www.steelcase.com (information included on or accessible through either of HNI’s or Steelcase’s website is not incorporated by reference into this communication). Participants in the Solicitation HNI, Steelcase, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the Transaction under the rules of the SEC. The preliminary joint proxy statement/prospectus filed with the SEC as part of the Registration Statement on Form S-4 in connection with the Transaction includes information about the interests of the directors and executive officers of HNI and Steelcase and other persons who may be deemed to be participants in the solicitation of proxies in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise. Information about the directors and executive officers of HNI and their ownership of HNI common stock is set forth in the definitive proxy statement for HNI’s 2025 Annual Meeting of Shareholders, filed with the SEC on March 11, 2025; in Table I (Information about our Executive Officers) at the end of Part I of HNI’s Annual Report on Form 10-K for the fiscal year ended December 28, 2024, filed with the SEC on February 25, 2025; in HNI’s Current Report on Form 8-K filed with the SEC on June 20, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by HNI’s directors and executive officers; and in other documents filed by HNI with the SEC. Information about the directors and executive officers of Steelcase and their ownership of Steelcase common stock can be found in Steelcase’s definitive proxy statement in connection with its 2025 Annual Meeting of Shareholders, filed with the SEC on May 28, 2025; under the heading “Supplementary Item. Information About Our Executive Officers” in Steelcase’s Annual Report on Form 10-K for the fiscal year ended February 28, 2025, filed with the SEC on April 18, 2025; in Steelcase’s Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on July 11, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by Steelcase’s directors and executive officers; and in other documents filed by Steelcase with the SEC. Free copies of the documents referenced in this paragraph may be obtained as described above under the heading “Important Information and Where to Find It.”